Exhibit 99.1

Thomson Reuters and Blackstone in Discussions

with London Stock Exchange Group Regarding the Refinitiv Business

TORONTO, July 26, 2019 – Thomson Reuters (TSX/NYSE: TRI) confirms that it and private equity funds affiliated with Blackstone are in discussions related to a possible acquisition of Refinitiv by the London Stock Exchange Group plc (LSEG) for a total enterprise value of approximately US$27 billion. New LSEG shares are contemplated to be issued as consideration in full for Refinitiv’s equity value, after adjusting for Refinitiv’s net debt and other adjustments.

The parties anticipate that the transaction would result in Thomson Reuters holding an approximate 15% stake in LSEG if completed.

The Refinitiv business is currently 55% owned by private equity funds managed by Blackstone and 45% by Thomson Reuters. Reuters News 30-year agreement signed last year with Refinitiv will continue if ownership of Refinitiv changes.

There can be no certainty that these discussions will progress or that a transaction will be forthcoming.

Any further announcements will be made as appropriate.

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that the discussions described in this news release will lead to a definitive agreement or that other events described in any forward-looking statement will materialize. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +44 7909 898 605 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com